

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 29, 2020

Jonathan Ledecky
Chief Executive Officer
Pivotal Investment Corp II
c/o Graubard Miller
The Chrysler Building
405 Lexington Avenue
New York, New York 10174

> **Re: Pivotal Investment Corp II**
> **Registration Statement on Form S-4**
> **Filed October 2, 2020**
> **File No. 333-249248**

Dear Mr. Ledecky:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-4 filed October 2, 2020

Cover Page

1. Please disclose the current Exchange Ratio.

Summary of the Material Terms of the Merger, page 1

2. Refer to the fourth bullet. Please tell us how you intend to effect the transactions described in that bullet. We note that those securities are not included in your fee table.

Questions and Answers about the Proposals, page 4

3.   Please add question and answer that addresses the interests of the Sponsor and Pivotal's directors and officers in the Business Combination

Interests of the Sponsor and Pivotal's Directors and Officers in the Business Combination , page 22

4.   We note that you intend to include the value of the Sponsor shares and warrants as of the record date for the special meeting. In your next amendment please fill in the blanks to include the value as of the most practicable date.

Selected Historical Financial Information, page 29

5.   Based upon your audited financial statements of Pivotal included elsewhere in the filing, Pivotal was incorporated on March 20, 2019 and your audited financial statements include the balance sheet as of December 31, 2019 and statement of operations for the period from March 20, 2019 (inception) to December 31, 2019. We note the periods disclosed in the third paragraph of this section do not correspond to the periods in your audited financial statements. Please revise your disclosures in this section accordingly.

Selected Unaudited Pro Forma Combined Financial Statements, page 31

6.   We refer to the third bullet point on page 31. You indicate Pivotal's audited financial statements are based on the year ended December 31, 2019; however, Pivotal was incorporated on March 20, 2019 and the audited financial statements are for a period shorter than a year. We also note in the penultimate paragraph on the same page, you refer to the unaudited pro forma condensed combined statements of operations for the year ended December 31, 2019 as combining the the audited statement of operations of Pivotal for the year ended December 31, 2019 with the audited consolidated statement of operation of XL for the same period. As the audited statement of operations for Pivotal is less than a year, please revise your disclosures to refer to the appropriate audited period of Pivotal. Please revise similar disclosures contained elsewhere in the filing with respect to Pivotal's audited financial statements for 2019 (e.g. page 34, 105, 106, etc.), as appropriate.

Risk Factors, page 36

7.   It appears from your disclosure beginning on page 91 that the tax consequences of the transaction are uncertain. If so, please revise to add a risk factor relating to that uncertainty, and describe the risks to investors. Please also file the opinion required by Item 601(b)(8) of Regulation S-K.

Risk Factors

Risk Related to XL's Business and Industry

XL is an early stage company with a history of losses, and expects to incur significant expenses and continuing losses, page 36

8.   You disclose in the first sentence of the risk factor that XL incurred a net loss of approximately $8 million for the six months ended June 30, 2020 and has incurred net losses of approximately $35 million from January 1, 2018 through June 30, 2020; however, based upon the financial statements for the related periods included in the filing, we note XL incurred a net loss of approximately $14.4 million for the six months ended June 30, 2020 and net losses of $42.2 million from January 1, 2018 through June 30, 2020. Please advise or revise your disclosures, accordingly.

Increases in costs, disruption of supply . . .,, page 45

9.   If the risks to which you refer have actually occurred or are occurring, as indicated by your disclosures on pages 167-69, please revise to state so directly, rather than presenting the risk as a possibility.

Background of the Merger , page 81

10.   Please revise to discuss the exception to the interim operating covenants for certain actions taken in response to the COVID-19 pandemic.

Pivotal's Board of Directors' Reasons for Approval of the Business Combination, page 85

11.   Please clarify how long XL's current stockholders have agreed to retain 100% of their equity interests in the Business Combination.

Certain Forecasted Financial Information for XL, page 87

12.   We note your disclosure of significant estimated growth in total revenue year over year starting in 2021. Among the drivers you disclose include growth in the number of XL hybrid electric, plug-in hybrid electric, electric, and fuel cell electric systems sold, and the average sales price per system as well as growth in system sales to international customers and revenue from commissions and services. To help investors better understand the forecast, please describe in more detail the relative weight of the drivers disclosed in arriving at your total revenue estimates.

Satisfaction of 80% Test, page 89

13.   Please expand to clarify how your board determined that the value of XL was at least equal to 80% of the balance of funds in the trust account.

Unaudited Pro Forma Condensed Combined Financial Statements, page 105

14.   Please revise the introductory paragraph on page 105 to explain the pro forma presentation

is giving effect to the transaction as a reverse acquisition and recapitalization of XL.

15.   We refer to pro forma adjustment E related to the loss from extinguishment of debt of $1,038,000 on the face of the unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2020. Please explain to us and revise your notes to the pro forma financial statements why this adjustment is appropriate and meets the requirements for pro forma presentation under Article 11 of Regulation S-X.

Notes to the Unaudited Pro Forma Condensed Consolidated Financial Statements
Pro Forma Condensed Combined Balance Sheet - as of June 30, 2020, page 111

16.   Please revise your disclosure to include how the exchange ratio of .756 included in the table at the top of page 114 was determined.

Pro Forma Condensed Combined Statement of Operations - For the Six Months Ended June 30, 2020, page 115

17.   We refer you to Note G. You disclose the adjustment to record pro forma effect of the maximum redemption of Pivotal's common stock is 21,775,816 shares. However, we note the corresponding adjustment on the face of the pro forma statement of operations for the six months ended June 30, 2020 on page 109 indicates an adjustment of 21,768,560 shares. Please advise or revise to fix the discrepancy.

Pro Forma Combined Net Loss Per Share, page 116

18.   Please tell us how the exchange ratio used in the table was determined and reconcile the exchange ratio with the one used in Note 7 on page 114. As part of your response, please explain to us the reason(s) for the difference.

19.   Please explain why the number of maximum redemption of Pivotal shares in the table is the same for the six month ended June 30, 2020 and for the year ended December 31, 2019.

Pro Forma Condensed Combined Statement of Operations - For the Year Ended December 31, 2019, page 116

20.   We refer to Note GG. Based upon disclosures provided elsewhere in the filing, it appears the pro forma adjustment to give effect to the maximum redemption of Pivotal common stock for the year ended December 31, 2019 should be 21,768,560 rather than 21,775,816. Please advise or revise as necessary.

Business of XL, page 151

21.   We note your disclosure that XL intends in the future to expand internationally. We also note that the forecasted financial information includes sales to international customers. We also note from your Investor Presentation, filed as exhibit to your Form 8-K filed September 21, 2020, that you plan to use $25 million of the funds to expand

internationally. Please revise this section to disclosure your international expansion plans by identifying the markets and your anticipated timeframe to enter into such markets.

22.   Please elaborate on the development and timeframe of your product and services offerings. In that regard we note recent public statements by XL officers that XL Grid will be launching soon and that XL plans to introduce a hydrogen fuel cell fleet in 2022. Refer to XL Fleet – Fireside Chat with Pivotal Investment Corp. II and XL Fleet Conference Call, October 26, 2020.

Business of XL
Customers and Backlog, page 155

23.   We note your disclosure that "As of September 25, 2020, XL has a backlog of 961 firm purchase orders representing $12.3M in revenue." Please reconcile this disclosure with the public statements made by XL Chief Strategy Officer Tod Hynes and Jon Ledecky, Chairman & CEO of Pivotal Investment Corp. II that XL Fleet has $220 million in the current sales pipeline. Refer to IPO EDGE interview in September 2020. In your response, please address how the sales backlog disclosed in the filing and the public statements regarding the sales pipeline made by management are reflected in your forecasted financial information for XL found on page 88.

Production/Supply Chain Partnerships, page 156

24.   Please revise to discuss the supply chain disruptions mentioned on pages 167-69. Also revise to clarify the nature of your arrangements with those suppliers.

Recent Developments, page 165

25.   We note that XL obtained a loan under the Small Business Administration Paycheck Protection Program, pursuant to which the company borrowed $1,100,000. Please disclose the following: (i) the material terms of the loan; (ii) how you intend to use the loan proceeds; and (iii) whether you expect the loan to be forgiven. Please revise your risk factor section to disclose any associated risks with the loan, including, but not limited to the risk that all or parts of the loan may not be forgiven.

Results of Operations
Comparison of Six Months Ended June 30, 2020 and 2019, page 167

26.   Please expand your disclosure to provide further insight into known trends and your outlook in 2020. In that regard, we note recent public statements by Mr. Kazarinoff that XL expects to triple its revenue despite the challenges of the pandemic, and that XL is on track for $21 million in revenue in 2020. Refer to XL Fleet – Fireside Chat with Pivotal Investment Corp. II and XL Fleet Conference Call, October 26, 2020. We also note your disclosure that revenue decreased 27.6%, from $4.3 million in the six months ended June 30, 2019 to $3.1 million in the same period in 2020.

XL Hybrid, Inc. Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 2. Summary Of Significant Accounting Policies
Segment information, page F-54

27.   We note your disclosure that you operate as one operating segment. Please disclose the factors used to identify your reportable segments, including the basis of organization in accordance with ASC 280-10-50-21.

Revenue, page F-58

28.   We note in limited instances you provide installation services to end-user fleet customers related to the purchased hybrid electric powertrain equipment and that such services are not distinct within the context of the contract. Please tell us if revenue from contracts that include installation services are material and disclose the timing over which such revenues are recognized.

General

29.   We note your Investor Presentation filed as an exhibit to your Form 8-K discussing the allocation and anticipated use of the funds in the post combination company. Please disclose the anticipated use of funds in the post combination company.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Charles Eastman at (202) 551-3794 or Jean Yu, Assistant Chief Accountant at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Asia Timmons-Pierce at (202) 551-3754 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Manufacturing

cc: David Miller